UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of January , 2007

                           SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

SPIRENT COMMUNICATIONS PLC


2. Name of shareholder with a major interest

SUN LIFE ASSURANCE COMPANY OF CANADA (UK) LIMITED


3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ROY Nominees                                                          22,782,261
ROY Nominees                                                           4,102,441

TOTAL                                                                 26,884,702


5. Number of shares / amount of stock acquired

3,392,482


6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.38%


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A


9. Class of security

ORDINARY SHARES OF 3 & 1/3 PENCE EACH


10. Date of transaction

5 JANUARY 2007


11. Date company informed

9 JANUARY 2007


12. Total holding following this notification

26,884,702  ORDINARY SHARES


13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.04%


14. Any additional information

THE SHAREHOLDER HELD A REPORTABLE HOLDING PRIOR TO 21 JULY 2006, BUT THEN CEASED TO HOLD A REPORTABLE HOLDING AS OF 21 JULY 2006. THE SHAREHOLDER NOW HOLDS A REPORTABLE HOLDING OF 26,884,702 SHARES (3.04%) AS OF 8 JANUARY 2007.


15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767676


16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE
DEPUTY COMPANY SECRETARY


Date of notification

9 JANUARY 2007


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 9 January, 2007                     By   ____/s/ Michael Anscombe____

                                                    (Signature)*